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SECURITIES ANI
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16022228

OMB APPROVAL
Number: 3235-0123
es: May 31, 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2015 (MM/DD/YY) AND ENDING 5/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston	Texas	77069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Barclay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


JANICE R. SKARZENSKI
MY COMMISSION EXPIRES
JANUARY 19, 2020
NOTARY ID: 130500331

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Security Church Finance, Inc.

We have audited the accompanying statement of financial condition of Security Church Finance, Inc. (a Texas corporation) as of May 31, 2016, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Security Church Finance, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Security Church Finance, Inc.'s financial statements. The supplemental information is the responsibility of Security Church Finance, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
July 7, 2016

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SECURITY CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2016

ASSETS

Cash	$	37,931
Accounts receivable		8,128
Furniture and equipment, net		10,247
Cash surrender value of officer's life insurance		46,710
TOTAL ASSETS	$	103,016

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	3,569
Amounts due churches		8,010
TOTAL LIABILITIES		11,579
STOCKHOLDERS' EQUITY:		
Preferred stock series A, $50 par and liquidation value, 1,497 shares authorized, issued and outstanding		74,834
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding		20,000
Additional paid-in capital		2,500
Retained earnings		44,103
Less treasury stock, 240 shares, at cost		(50,000)
TOTAL STOCKHOLDERS' EQUITY		91,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	103,016

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MAY 31, 2016

REVENUES:		
Program fees	$	226,367
Brokerage commissions		341,758
Service fees		94,731
Interest and other income		679
Total revenues		663,535
EXPENSES:		
Compensation and related costs		645,619
Occupancy and equipment		23,942
Regulatory fees		25,819
Professional fees		29,075
Technology and communications		37,022
Other expenses		14,205
Total expenses		775,682
LOSS BEFORE INCOME TAXES		(112,147)
Income tax expense		-
NET LOSS	$	(112,147)

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2016

	Preferred Stock Series A		Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Stock	Shares	Common Stock	Capital	Earnings	Stock	Total
Balance at May 31, 2015	1,497	$ 74,834	160	$ 20,000	$ 2,500	$ 156,250	$ (50,000)	$ 203,584
Net loss for the year						(112,147)		(112,147)
Balance at May 31, 2016	1,497	$ 74,834	160	$ 20,000	$ 2,500	$ 44,103	$ (50,000)	$ 91,437

The accompanying notes are an integral part of these financial statements

SECURITY CHURCH FINANCE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(112,147)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,171
Changes in assets and liabilities:		
Decrease in accounts receivable		8,689
Increase in cash value of life insurance		(344)
Increase in accounts payable and accrued expenses		1,598
Decrease in amounts due churches		(3,000)
Net cash used in operating activities		(100,033)
CASH BEGINNING OF YEAR		137,964
CASH END OF YEAR	$	37,931

The accompanying notes are an integral part of these financial statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of business

Security Church Finance, Inc. ("Company") was organized in 1962 as a Texas corporation. Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and the National Association of Church and Institutional Financing Organizations ("NACIFO").

Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Company does not hold customer funds or securities.

Company provides consulting, underwriting, and brokerage services to churches, and brokerage services to individuals, in states in which it is registered.

Significant accounting policies.

Use of estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues, and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

Accounts receivable

Company carries its accounts receivable at cost. On a periodic basis, Company evaluates its accounts receivable, and has not established an allowance for doubtful accounts, based on its history of past write-offs. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, cont.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed by using the straight-line method based on the estimated useful lives of 5 to 7 years.

Cash surrender value of officer's life insurance

Company is the owner of a paid up life insurance policy on one of its officers. The policy is recorded at its cash surrender value and changes in the cash surrender value are recorded as other income.

Treasury stock

Treasury stock is accounted for using the cost method.

Revenue recognition

Program fees are recorded when earned under the terms of the respective agreements after all escrow requirements are met. Brokerage commissions are recorded when earned as securities transactions occur. Service fees are earned based on contractual percentages of bond programs from trustees and are recorded during the period they are earned.

Fair value of financial instruments

The carrying value of Company's financial instruments including cash, cash surrender value of life insurance policy, accounts receivable, and payables approximates their fair values.

Credit risk

Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 – Net Capital Requirements

Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At May 31, 2016, the Company had net capital of $73,062, which was $68,062 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

Note 3 – Stockholders' Equity

Company has two classes of stock outstanding as follows:

Common stock that has a par value of $50 per share. Each share is entitled to one vote, and dividends are declared at the discretion of The Board of Directors.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of the sole Director. During the year ended May 31, 2016 no dividends to the preferred stock shareholders were declared. Redemption of preferred stock is at the option of management of Company at a price of $50 per share. Upon voluntary or involuntary liquidation of Company, the preferred shares have a liquidation preference of $50 per share. Undeclared cumulative dividends are approximately $11,225 ($7.50 per share).

Note 4 – Office Lease

Company leases office space on a quarter-to-quarter basis. Rent is currently $1,500 per month. Rental expense under this lease was $18,000 for the year ended May 31, 2016.

Note 5 - Employee Benefit Plan

Company has a simple IRA plan, which covers substantially all employees of Company. Total expense recognized under the plan during the year ended May 31, 2016 was $1,260.

Note 6 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward remaining of approximately $180,000 available to offset future taxable income, which begins expiring in 2028. The net operating loss carryforward creates a deferred tax asset of approximately $33,000; however, the entire amount has been fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying consolidated statement of financial condition.

Company's federal income tax returns have not been audited by the Internal Revenue Service, and Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority. Tax returns for the years ending May 31, 2013 and later are open to examination.

Note 7 – Economic Dependency/Concentration Of Revenue

Three of Company's registered securities representatives generated approximately 58% of Company's program fees and brokerage commissions revenue, and were due and paid approximately 25% of Company's compensation expense for the year ended May 31, 2016. Company is economically dependent upon these registered representatives due to the revenue generated by them.

Note 8 – Subsequent Events

Management of Company has evaluated subsequent events through July 7, 2016, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2016

NET CAPITAL		
Total Stockholders' equity	$	91,437
Deductions		
A. Non-allowable assets		
Accounts receivable		(8,128)
Furniture and equipment, net		(10,247)
Net Capital	$	73,062
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	3,569
Amounts due churches		8,010
Total aggregate indebtedness		11,579
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net Capital in excess of minimum requirement	$	68,062
Ratio of aggregate indebtedness to net capital		.16 to 1

Note: There are no material differences between the above computation and Company's corresponding unaudited Part II of Form X-17A-5 as of May 31, 2016.

See accompanying report of independent registered public accounting firm.

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2016

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.

See accompanying report of independent registered public accounting firm.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2016

Security Church Finance, Inc. is exempt from the above requirements under 15c3-3(k)(2)(i), and does not hold customer securities or funds.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Security Church Finance, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Security Church Finance, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Security Church Finance, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Security Church Finance, Inc. stated that Security Church Finance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Security Church Finance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Security Church Finance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
July 7, 2016

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



Alan Barclay, President & CEO
Frank Poe, Vice-President

14615 Benfer Road • Houston, Texas 77069
800-231-0373 • 281 893-1390 • 281-893-2364 (FAX)
www.churchbonds.com • info@churchbonds.com

Security Church Finance, Inc. Exemption Report

Security Church Finance, Inc. (Company) is a registered Broker/Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i).
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ending May 31, 2016 without exception.

I, Alan Barclay, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Alan Barclay
President

June 27, 2016